

SAGEMONT HOUSING DEVELOPMENT

A blend of 126 single-family detached homes and 36 townhomes.

VestFundr
REAL ESTATE INVESTOR COMMUNITY

4401 N Pollard Way, Star, Idaho 83669

Phase #1 Investment Opportunity

VestFundr
REAL ESTATE INVESTOR COMMUNITY

Why a Regulation A?

VestFundr is building the future of real estate investing by opening institutional-grade opportunities to everyday investors. Through a Regulation A+ offering and Series LLC structure, we're democratizing access to deals traditionally reserved for the wealthy few, making real estate wealth building accessible to everyone.

Real estate is a tangible asset with long term value.

Invest in physical properties and projects where many of which are anticipated to generate recurring rental income and appreciate over time. Unlike stocks or bonds, you own a tangible asset backing your investment.

Intended to be safe and profitable investment vehicles.

With 75+ years of combined leadership experience and a disciplined, data-driven approach, VestFundr vets every proposed deal. Members invest with as little as $1500, accessing vetted single family & multifamily housing, luxury rentals and other high margin real estate deals across the U.S. -building wealth one property or project at a time.



VestFundr
REAL ESTATE INVESTOR COMMUNITY

75+	$1500
Years Combined Experience	Minimum Investment



PICKLEBALL COURT
500,000 GALLON WATER TANK
PICNIC AREA
POOL

Sagemont Development Plat

Our Vision

To make real estate investing accessible to everyday investors through a simple, transparent, and technology-driven platform. VestFundr envisions a future where anyone can build long-term wealth through professionally managed real estate, not just the wealthy few.

Our Mission

Deliver curated, Regulation A+ real estate investments that are anticipated to combine income, appreciation, and downside-conscious risk management for investors of all experience levels. VestFundr intends to connect individuals to vetted multifamily, luxury rental, and commercial + development projects, empowering them to diversify beyond traditional markets and participate in the growth of real assets.



Get Instant Access!
www.vestfundr.com

VestFundr
REAL ESTATE INVESTOR COMMUNITY

Coming Soon – The Sagemont Housing Development Project

- No money or other consideration is being solicited, and if sent, will not be accepted;
- No offer to buy the securities can be accepted and no part of the purchase price can be received until the VestFundr, LLC offering statement is qualified by the SEC and then an investment in any VestFundr offering can only be made through successful completion of the subscription process; and
- A prospective purchaser's indication of interest is non-binding.
- This communication is not an offer of securities by VestFundr, LLC. No money or other consideration is being solicited, and if sent, will not be accepted; No offer to buy the securities can be accepted and no part of the purchase price can be received until the VestFundr offering is qualified by the SEC and the prospective purchaser is provided with a Subscription Agreement, which sets out the terms, procedures and processes for purchasing securities; and, any prospective purchaser's indication of interest is non-binding and involves no obligation nor commitment of any kind.

